


File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk


SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH. D.C.
213
SECTION

February 25, 2005



Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases


PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Yours Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

File No.
82-3901

# Instruments for 12g3-2(b) Exemption

## February 25, 2005

## Investor Relations Team

## SK Corporation

File No.
82-3901

# Documents released by SK Corporation from November 2004 to February 2005

**Reports to FSC**

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture — Date: February 25, 2005

---

231th-1 non-guaranteed Debenture of the amount of 130 Billion Won — December 13, 2004

Issuance Date : December 13 , 2004
Maturity Date : December 13, 2009
Interest Rate : 4 %

---

231th-2 non-guaranteed Debenture of the amount of 69 Billion Won — December 13, 2004

Issuance Date : December 13 , 2004
Maturity Date : December 13, 2009
Interest Rate : 4 %

---

232nd non-guaranteed Debenture of the amount of 200 Billion Won — February 1, 2005

Issuance Date : February 1 , 2005
Maturity Date : February 1 , 2010
Interest Rate : 4 %

---

File No.
82-3901

## Reports to KSE

| | |
|---|---|
| Sale of Securities to Major Shareholder | December 6, 2004 |
| Equity Investment in Major Shareholder | December 9, 2004 |
| Seoul Court Rejects Sovereign's Call for Shareholder Meeting | December 15, 2004 |
| Provision of Collateral for Major Shareholder | December 24, 2004 |
| Dividend | January 27, 2005 |
| Investment in Property, Equipment and Facility | January 27, 2005 |
| Disposal of the Preferred Shares | February 22, 2005 |
| Notice of the 43rd Annual General Meeting of shareholders | February 24, 2005 |

## General Press Releases

| | |
|---|---|
| News compilation of which the abstracts are translated into English | Nov. 2004 ~ Jan. 2005 |

File No.
82-3901

**Reports to FSC**

# Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

## 231st-1 Issuance of Non-guaranteed Debenture in the Amount of 130 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Samsung Securities, Co. Ltd.

4. Details of Subscription
   a. Commencement date of subscription: December 13, 2004
   b. Closing date of subscription: December 13, 2009
   c. Amount subscribed: 129,935,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.: 6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - Hana Securities Co., Ltd. : 23-3, Yoido-dong, Yongdeungpo-gu, Seoul

December 13, 2004
Heon-Cheol Shin
President and CEO
SK Corporation

## 231 -2 Issuance of Non-guaranteed Debenture in the Amount of 69 Billion Won

1. Issuer: SK Corporation

2. CEO : Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Samsung Securities, Co. Ltd.

4. Details of Subscription
   a. Commencement date of subscription: December 13, 2004
   b. Closing date of subscription: December 13, 2009
   c. Amount subscribed: 68,859,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.: 6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Daewoo Securities Co. Ltd. : 34-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - Hana Securities Co., Ltd. : 23-3, Yoido-dong, Yongdeungpo-gu, Seoul

December 13, 2004
Heon-Cheol Shin
President and CEO
SK Corporation

4. Issuer: SK Corporation

5. CEO : Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

6. Lead Manager: Samsung Securities, Co. Ltd.

4. Details of Subscription
   a. Commencement date of subscription: February 1, 2005
   b. Closing date of subscription: February 1, 2010
   c. Amount subscribed: 200,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - Samsung Securities Co., Ltd.: 6, Jongro 2ga, Jongro-gu, Seoul
      - SK Securities Co. Ltd. : 23-10, Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Hana Securities Co., Ltd. : 23-3, Yoido-dong, Yongdeungpo-gu, Seoul
      - Korea Development Bank : 16-3, Yoido-dong, Yongdeungpo-gu, Seoul

February 1, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

File No.
82-3901

**Reports to KSE**

# Public Notices to the Korea Stock Exchange

**[English Translation Disclaimer]**

---

# Sale of Securities to Major Shareholder

## December 6, 2004

Name of Purchaser : SK Securities Ltd.

| | |
|---|---|
| 1. Relationship with company | Affiliate Company |
| 2. Sales amount (KRW) | 70,000,000,000 |
| 3. Purpose of sale | Financing for Operating Business |
| 4. Securities sold | 230th Non-guaranteed Debenture |
| 5. Amount of securities sold (KRW) | 70,000,000,000 |
| 6. Decision date | Dec. 6, 2004 |
| 7. Total amount of securities sold to major shareholder concerned (KRW) | 570,000,000,000 |
| 8. Others | -231st-1 Issuance of Non-guaranteed Debenture in the Amount of 130 Billion Won<br>-231st-2 Issuance of Non-guaranteed Debenture in the Amount of 69 Billion Won<br>-SK Securities will be undertaking 5 year Non-guaranteed Debenture in the Amount of 60 Billion won and 7 year Non-guaranteed Debenture in the Amount of 10 Billion won. |

# Equity Investment in Major Shareholder

**December 9, 2004**

Name of Investment Recipient : SK do Brasil

| | | |
|---|---|---|
| 1. Relationship with company | | Overseas Affiliate Company |
| 2. Investment Amount (KRW) | | 1,150,478,400 |
| 3. Payment of Investment | | Cash payment |
| 4. Purpose of Investment | | Equity Investment<br>(E&P operating investment for overseas affiliates) |
| 5. Decision Date | | December 9, 2004 |
| 6. Total investment amount in SK do Brasil concerned (%, KRW) | Total ratio (%) | 100 |
| | Total amount (KRW) | 33,779,036,000 |
| 7. Others | | - FX Rate for conversion is 1,042.10/USD (December 10) |

# Seoul Court Rejects Sovereign's Call for Shareholder Meeting

**December 15, 2004**

On December 15, 2004, SK Corp. announced that the Seoul Central court rejected a request by Sovereign Asset Management to call an extraordinary general meeting of shareholders.
SK Corp.'s annual shareholders meeting will be held as scheduled in March 2005.

# Provision of Collateral for Major Shareholder

## December 24, 2004

【Details of Collateral Provision】

Name of Recipient : K-Power Co. Ltd.

| | | |
|---|---|---|
| 1. Relationship with company | | Affiliated Company |
| 2. Amount of collateral (KRW) | | 52,000,000,000 |
| 3. Collateral | | 10,400,000 Shares from K-Power |
| 4. Value of collateral | | 52,000,000,000 |
| 5. Creditors | | Korea Development Bank & other 12 banks |
| 6. Decision date | | December 23, 2004 |
| - Attendance of outside directors | Present(no.) | 7 |
| - Attendance of auditors | | present |
| 7. Total balance of collateral provided for major shareholder concerned (KRW) | | 229,879,000,000 |

# Dividend

## January 27, 2005

| | | | |
|---|---|---|---|
| 1. Dividend per share | Common stock | 1,800 | |
| | Preferred stock | 1,850 | |
| 2. Price-dividend yields (%) | Common stock | 2.9 | |
| | Preferred stock | 3.6 | |
| 3. Application date | | December 31, 2004 | |
| 5. Dividends during the years ended Dec. 31, 2004 and 2003 | | 2004 | 2003 |
| a. Dividend per share | Common stock | 1,800 | 750 |
| | Preferred stock | 1,850 | 800 |
| b. Price-dividend yields (%) | Common stock | 2.9 | 2.5 |
| | Preferred stock | 3.6 | 6.7 |
| c. Dividends (KRW) | | 2,324 | 961 |
| d. Net Income (KRW) | | 16,448 | 152 |
| 6. Decision date of board resolution | | January 27, 2005 | |
| - Attendance of outside directors | present | 7 | |
| | absent | 0 | |
| - Attendance of auditors | | Present | |
| 7. Others | | - The statements above are subject to change according to the outside independent auditors' review. | |

【07】

# Investment in Property, Equipment, and Facility

**January 27, 2005**

| | | |
|---|---|---|
| 1. Object of Investment | | Construction of NO.6 MDU |
| 2. Amount Invested (KRW) | | 210,000,000,000 |
| - Paid-in capital (KRW) | | 5,277,404,564,689 |
| - Ratio of paid-in capital | | 3.97% |
| 3. Names of goods and volumes to be produced | | ULSD (Ultra Low Sulfur Diesel)<br>80,000 bbl/day |
| 4. Purpose of investment | | To increase productivity and product volume to meet increased demand |
| 5. Investment Period | | January 2005 ~ June 2007 |
| 6. Method of funding | | Reserves |
| 7. Location | | SK Corp. CLX |
| 8. Decision date of board resolution | | January 27, 2005 |
| - Attendance of outside directors | present | 7 |
| | absent | 0 |
| - Attendance of auditors | | present |

# Disposal of the Preferred Shares

## February 22, 2005

On February 21, 2005, the Board of Directors of SK Corporation ("Company") held a meeting to discuss the agenda pertaining to disposal of the preferred shares and other matters.

At the meeting, the Board of Directors of the Company had agreed to continue its discussion of disposal of preferred shares following the 43rd Annual General Meeting to be held on March 11, 2005 and decided to hold a subsequent meeting after the AGM to further contemplate the issues of preferred shares in line with the Company's goal to maximize the shareholder value.

# Notice of the 43rd Annual General Meeting of Shareholders

## February 24, 2005

Notice is HEREBY GIVEN that the 43rd Annual General Meeting of Shareholders will be held as follows pursuant to Article 17 of the Articles of Incorporation of the Company, and you are cordially invited to attend.

**1. DATE** : March 11th, 2005(Friday) at 10:00 A.M.

**2. VENUE :** Sheraton Grand Walkerhill Hotel, Basement Floor(B1), Vista Hall
San 21, Gwangjang-dong, Gwangjin-gu, Seoul
(Information Desk : 82-2-2121-5565,
Shuttle bus information : Please see next page)

**3. Purpose**

A. Report : Business Report, Report of the Auditors, Report of Certain Transactions with Largest Shareholders, Appointment of the Outside Auditor, and Retirement of Preferred Stock within the Dividendable Profit.

B. Agenda

- Item 1 : Approval of the 43rd FY Balance Sheet, Statement of Profit and Loss, and Statement of Appropriation of Retained Earnings.

※ Proposed Dividend Per Share

- Common Stock : 1,800 Korean Won
- Preferred Stock : 1,850 Korean Won

- Item 2 : Election of 2 Directors(other than Outside Directors)
[Please see attachment]
- Item 3 : Approval of Ceiling for Directors' Compensation

**4. Others**

Please sign and seal the enclosed attendance form and submit it at the reception desk on the date of the meeting.

※ Please note that no souvenir will be made available to the attending shareholders this year.

File No.
82-3901

# Press Releases

## SK Corp. Signs Agreement with Petrovietnam to Export Oil Refining Technology

(November 2, 2004)

SK Corp. Chairman Tae-Won Chey visited Petrovietnam corporation in Hanoi, Vietnam and met with Tran Ngoc Canh, the company's president, to discuss various business opportunities, including employee training programs for the oil refining technology, strategies for new oil exploration, and construction plans for natural gas and condensation development plant.

Vietnam is an oil-producing nation, but there are no oil refinery plants in the country. Therefore, the country directly exports its crude oil, and imports various petrochemical products for usage. SK Corp. decided to take advantage of this situation an reached an agreement with Petrovietnam to provide the company with operation technology and employee training for the first and second oil refinery plants that are currently under construction.

SK Corp. possesses a top-notch operation technology by running world's largest oil refinery and petrochemical facilities. In addition, the company has been exporting its technology and providing training for the local personnel. Currently Petrovietnam is thoroughly evaluating its plans to import the technology from SK Corp., which is for the first oil refinery plant that is expected to be put in operation in 2008.

In the meeting, the two executives also discussed about the construction planning of Gas-To-Liquid (GTL) plant and Topping plant, which are to convert natural gas and condensate to diesel and nafta. In addition, Chairman Chey inquired about the possible collaboration of SK Corp. in Petrovietnam's efforts of bidding for the nine excavation sites of Phu Khanh Basin, which is located in the southwestern ocean of Vietnam. Through all these efforts, SK Corp. is planning to increase its efforts and investments in petrochemical developments in Vietnam.

# SK Corp. Board Rejects Sovereign's Call for Meeting

**(November 5, 2004)**

The board of directors of SK Corp., South Korea's biggest oil refiner, rejected a demand from its largest shareholder to hold an extraordinary general meeting, which was aimed at removing Chairman Chey Tae Won.

SK's board voted down the meeting proposal by Sovereign Asset Management Ltd., a Monaco-based investment company, Whang Kyu Ho, vice president of SK Corp., told reporters in Seoul.

``Our directors judged that Sovereign's proposal is not an issue that deserves an extraordinary meeting when the annual meeting is only few months away," said Whang, who is also secretary of SK Corp.'s board of directors. ``It's not in the interest of shareholders to raise an issue that was rejected at the last meeting."

Sovereign, which is the single largest SK Corp. shareholder with a 14.99 percent stake, last week called for an extraordinary general meeting to propose ways of improving corporate governance at the refiner. Sovereign wanted that anyone charged with a serious criminal offense be suspended from acting as a director and to bar any convicted person from the board.

Sovereign's proposal came seven months after SK's annual general meeting, when the investment fund attempted to oust Chey for his involvement in fraud of at least $1.3 billion at a trading unit.

Chey was jailed last year for falsifying accounts at SK Global Co., now SK Networks Co. He is free on bail while appealing that conviction.

``Sovereign regards this as a missed opportunity by the board to assert its independence and truly demonstrate its responsibility to act in the interests of all shareholders," Sovereign said in a statement in Seoul following the board's decision to reject its call for a shareholders' meeting.

## POSCO, SK Sign Major Energy, Natural Resources Deals in Brazil

(November 18, 2004)

POSCO, the world's fifth-largest steel maker, said it secured a long-term supply agreement to source iron ore from Brazilian mining group Companhia Valo do RioDoce (CVRD).

The agreement ensures supply of 100 million tons of iron ore to Posco annually until March 2015 for $2.1 billion.

``We have secured a safe supply line of raw materials at a time when the world faces a challenge of raw material shortage," the company said in a statement.

It will try to seek more long-term supply agreements with other iron ore providers in other countries, POSCO added.

In a related move, POSCO signed a deal to acquire an 8.94-percent share in Australia's Foxleigh mine in September this year, guaranteeing a supply of 1 million tons of grained coal annually.

POSCO gets nearly 12 percent, or 7 million tons, of raw materials it needs to make steel from overseas mines.

As for another major mineral deal, LG-Nikko, the nation's sole copper smelter, also signed a memorandum of understanding (MOU) with CVRD to jointly develop a copper mine and about 60,000 ton copper mine from the Brazilian company will be provided until 2011, according to the Ministry of Commerce, Industry and Energy (MOCIE) said.

It will be the first time for South Korea to import cooper mine from Brazil.

When it comes to a major deal in the oil sector, SK Corp., the nation's largest oil refinery which has been actively involved in energy projects abroad, said it secured a partial development right for two oil fields in Brazil- BM-C-30 Block and BM-C-32 Blocks-by 20 percent and 26.7 percent, respectively through an agreement with Petrobras, the world's 15 largest oil company.

Through those deals, SK is expected to secure about 360 million barrels. The oil excavation will be conducted between and 2004 and 2008 and oil production will be started from 2010, it said.

The state-run Korea National Oil Corporation also signed a MOU with Petrobras to cooperate for joint-oil field development projects.

## SK Corp. invests in Shanghai solvent manufacturing facility

(November 26, 2004)

SK Corp., one of the world's leading energy companies, has just announced plans to invest US$15 million in a new solvent manufacturing plant in Shanghai, China, as part of a joint venture with top Chinese chemicals corporation SINOPEC.

The investment marks the latest stage in SK Corp.'s expansion into the Chinese market. The company has projected sales in China of more than US$5 billion per year by 2010.

Under the terms of the joint venture, SK Corp. and SINOPEC will own 50:50 stakes in the newly established solvent manufacturing corporation, Shanghai Gaoqiao-SK Solvent Co, with a total investment between the two organizations of US$30 million in the new plant. The new facility will have a capacity of 60,000 tons per year and will produce environmental-friendly solvent products.

Mr. Kim Chi-hyung, Senior Vice President, chemicals business division, SK Corp., said: "This joint operation is the first of its kind, involving the leading energy/chemicals corporations in Korea and China. We believe that this venture can be the opening chapter in a new period of cooperation between both of our organizations and, indeed, both of our countries."

"Our ambition is to become the leading energy/chemicals corporation in the Asia-Pacific market and to establish our presence in this sector at a global level. We believe that this partnership with SINOPEC will be critical to helping us achieve this objective," said Mr. Kim.

The size of China's overall solvent market is 2.7 million tons per year with a projected annual growth rate of 10-15 per cent. Solvents are used in the chemical processing of a vast range of products, such as paints, inks, cleaners, and glues, amongst others.

Under the joint venture, SK Corp. will provide its advanced solvent production technology and marketing/ operations expertise, while SINOPEC will provide raw materials and utilities, as well other key elements of the required production infrastructure.

SK Corp. plans to sign a separate contract for transferring technology systems to the joint venture. Construction will begin on the plant shortly and commercial production is scheduled to start by the second quarter of 2006.

In a separate development, SK Corp. has just entered into another joint venture with a local company, Zhejiang Province Highway Materials Co. Ltd, in the Huadong province of China for the operation and management of a major asphalt distribution facility. SK Corp will take a 51 per cent stake in the new venture, with a total investment of US$6 million.

The facility is the only major asphalt distribution center in the lower delta of the Zhejiang River, by Zhejiang Province, Shanghai, in the region of greatest asphalt demand in China.

## EGM rejected at the court

(December 15, 2004)

**COURT REJECTION OF REQUEST FOR EXTRAORDINARY GENERAL MEETING IS A VICTORY FOR ALL SHAREHOLDERS**

SK Corporation announced today that the Seoul Central Court has ruled in its favor and rejected a request by Sovereign Asset Management to call an Extraordinary General Meeting (EGM) of Shareholders.

Commenting for SK Corp., Vice President Seung-Hoon Lee, the Head of IR and M&A said: "SK Corp is pleased with the ruling of the Seoul Central Court. The Court's affirmation of our Board's action is a victory for all of our shareholders and stakeholders. Sovereign's attempt to force an extraordinary shareholders' meeting is nothing but an attempt to divert attention away from the success of SK Corp's execution of management's strategies and its creation of value for all shareholders.

Our annual shareholders meeting will be held as scheduled in March, 2005. SK Corp will continue to defend itself against Sovereign's attempt to enrich itself at the expense of other shareholders and we are confident that at the AGM the majority of SK shareholders will demonstrate that they see through Sovereign's self-interested actions and will support management and its strategic plan for SK Corp."

# Moody's upgraded SK Corp's credit outlook

(December 22, 2004)

Moody's just announced that it raises SK Corp's credit rating outlook to positive.

In its release, Moody's stated "the change in SK Corp's outlook reflects 1) the continued strengthening in SK Cop's operating fundamentals 2) progress made on reducing financial leverage 3) signs of ongoing improvement in corporate governance practices, and 4) increased track record in normalizing operations at SK Networks.

It also stated "SK Corp. continues to make gradual improvements in corporate governance, through the apparent close oversight maintained by its Board of Directors, which has a majority of outside directors."

## SK Corporation Becomes First Major Asian Refiner to Invest in Singapore Independent Oil Terminal, key to China strategy plans

(January 14, 2005)

SK Corporation will invest in a 15% stake in a large-scale petroleum storage facility in Singapore as part of its plans of becoming a leading player in the region. It also marks the first time a major Asian refiner will have a direct stake of independent storage in Singapore, Asia's oil trading centre.

The facility located on Jurong Island, has a storage capacity of about 5.3 million barrels (840,000 m3) of petroleum products. Several jetties will also be built for stevedoring. Construction of the facility will commence in the first half of this year and it is expected to be operational in July 2006.

The shareholders in the project are: HTL (Horizon Terminals Ltd.), an affiliate of ENOC (Emirates National Oil Company) of the U.A.E., with a 52% equity stake; SKEA (SK Energy Asia Pte Ltd) an affiliate of SK Corporation with a 15% equity stake; IPG (Independent Petroleum Group), a Kuwaiti oil trading company with a 15% equity stake; Martank BV of Holland, an affiliate of oil trading company Vitol, with a 10% equity stake; and Boreh, a Djibuti, Africa-based oil trading company, with an 8% equity stake.

The total investment is expected to be US$200 million.

Vice President Seung Hoon Lee, Head of IR and M&A, said: "This investment marks a milestone for SK Corp as it is our first offshore oil terminal, out of Korea. As such, we intend to use Singapore as a springboard for our expansion strategy in this fast-growing and strategically-important region. Singapore will be a vital base for spearheading the expansion of SK Corp's storage and trading networks."

SK Corp has a two-pronged expansion strategy: consolidating its regional Asian base by establishing a storage hardware network linking Korea, China and Singapore while establishing a trading network linking its refining and trading operations to the Middle East and Europe.

The new terminal in Singapore aims to solidify SK Corp's trilateral trading business, particularly exports to China and Southeast Asia out of the Singapore terminal, which will provide a stable source of supply of petroleum products. The new facility will also reinforce the company's bunkering and cargo blending activities. SK Energy currently trades about 100,000 tons of bunker fuel oil a month in Singapore.

The new oil terminal will enable SK Corp's fully-owned subsidiary in Singapore, SK Energy Asia Pte Ltd, participate more effectively in the FOB Singapore products market, since it currently does not have any storage facilities in Singapore.

The Singapore terminal investment is part of SK Corporation's dynamic plan and commitment to drive growth through strategic overseas expansion, with a particular focus on China. The strong drive by the company's Chairman Chey Tae Won to build an internationally-competitive diversified business has led to investments in its petroleum trading business as well as other sectors including exploration and production, coal and chemicals which are already producing promising early results.

## Board of Directors Nominates Chey Tae Won and Kim Jun Ho as Directors

**(February 21, 2005)**

At its monthly meeting held today, the Board of Directors of SK Corporation approved the agenda for the Annual General Meeting and unanimously recommended the reappointment of Chairman Chey Tae Won and the appointment of Executive Vice President Kim Jun Ho, the Head of Ethics Management Office, as Directors of the Company.

The 43rd AGM will be held on March 11th at 10:00am at the Walker Hill hotel in Seoul. Shareholders will be asked to approve the 2004 accounts, and the appointment and increase in the ceiling of remuneration of Directors.

The nominations for Directors were pre-screened by the Human Resources Committee, one of SK Corporation's six Board committees. In making its recommendation on Director appointments, the Board noted that inside directors need to have a strong understanding of the business, outstanding management competence, and clear vision and leadership that supports and inspires employees, management and shareholders. To this end the Board affirmed its unanimous support for the reappointment of Chairman Chey Tae Won: "We believe that the reelection of Chairman Chey Tae Won at this AGM is essential for the sustained growth and development of the company." The Board also nominated Kim Jun Ho, the Head of Ethics Management, to be a Director to support the continuation of strong ethics and management transparency.

Dr Whang Kyu Ho, Senior Vice President, Secretary to the Board, and Head of Corporate Relations, commented: "The Board's unanimous decision is strong evidence of its support for Chairman Chey's leadership and management. His leadership and strategic decisions over the past six years have resulted in the record earnings in 2004 as he has successfully achieved a paradigm shift in SK Corp's core earnings profile by strengthening less-cyclical areas such as exploration and lubricant business, and the enhancement of shareholder value through the improvement of corporate governance."

The Board of Directors is a truly independent working Board. It is made up of 70% outside directors who, from March to December, 2004, have reviewed and made decisions on 148 resolutions and held 121 meetings. In 2004 S&P and Moody's upgraded the credit rating outlook of the company citing "improved corporate governance" and KCGS (Korea Corporate Governance Service) gave the highest rating for private companies in its annual assessment. In addition, in the latest *Asiamoney* survey of fund managers, analysts, and corporate executives, the company was voted #1 in Asia in 'the most increase in awareness of minority shareholders' rights and improvement of investor

relations,' and also #1 in Korea for 'the stronger accountability and more transparent role of management.'